Exhibit 99.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

AND

THE BANK OF NEW YORK MELLON

AND

COMPUTERSHARE ADVANTAGE TRUST OF CANADA

Tenth Supplemental Indenture

Dated as of June 8, 2026

THIS TENTH SUPPLEMENTAL INDENTURE (the “Tenth Supplemental Indenture”) dated as of June 8, 2026, is among FAIRFAX FINANCIAL HOLDINGS LIMITED, a corporation duly organized and existing under the laws of Canada (the “Corporation”), THE BANK OF NEW YORK MELLON, as the successor U.S. trustee (the “U.S. Trustee”), and COMPUTERSHARE ADVANTAGE TRUST OF CANADA (formerly, BNY TRUST COMPANY OF CANADA), as the successor Canadian trustee (the “Canadian Trustee”, and together with the U.S. Trustee, the “Trustees” and each, a “Trustee”).

WITNESSETH:

WHEREAS, the Corporation has heretofore executed and delivered to the Trustees an indenture dated as of December 1, 1993, as supplemented and amended by the First Supplemental Indenture dated as of May 9, 2011 and the Third Supplemental Indenture dated as of February 26, 2021 (the “Base Indenture” and, as supplemented and amended by this Tenth Supplemental Indenture with respect to the Notes (as defined below), the “Indenture”), providing for the issuance from time to time of one or more series of Securities;

WHEREAS, the Corporation has duly authorized, as a separate series of Securities under the Base Indenture, its 6.200% Senior Notes due 2056 (the “Notes”);

WHEREAS, subsection 901(7) of the Base Indenture provides that, without the consent of any Holders, the Corporation, when authorized by or pursuant to a Board Resolution, and the Trustees, at any time and from time to time, may enter into one or more indentures supplemental to the Base Indenture, to establish the form or terms of Securities of any series as permitted by Sections 201 and 301 of the Base Indenture;

WHEREAS, pursuant to subsection 901(7) of the Base Indenture, the Corporation desires to establish the form and terms of the Notes as a new series of Securities under the Base Indenture;

WHEREAS, the Corporation has duly authorized, executed and delivered this Tenth Supplemental Indenture to establish the Notes as a separate series of Securities under the Base Indenture and to provide for, among other things, the form and terms of the Notes;

WHEREAS, the entry into this Tenth Supplemental Indenture by the parties hereto is in all respects permitted by the provisions of the Base Indenture; and

WHEREAS, all the conditions and requirements necessary to make this Tenth Supplemental Indenture, when duly executed and delivered, a valid and binding agreement in accordance with its terms and for the purposes herein expressed, have been performed and fulfilled;

NOW THEREFORE, THIS TENTH SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises, the Corporation and the Trustees mutually covenant and agree for the equal and proportionate benefit of the Holders of the Notes as follows:

Article 1
Definitions AND OTHER PROVISIONS OF GENERAL APPLICATION

1.1	Definitions

Except as otherwise expressly provided or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings assigned to them in the Base Indenture. In the event of any inconsistency between the terms of the Base Indenture and this Tenth Supplemental Indenture, the terms of this Tenth Supplemental Indenture shall prevail with respect to the Notes.

“Additional Amounts” has the meaning specified in Section 2.6 of this Tenth Supplemental Indenture.

“Authorized Officers” has the meaning specified in Section 3.4 of this Tenth Supplemental Indenture.

“Canadian Tax Act” has the meaning specified in Section 2.6 of this Tenth Supplemental Indenture.

“Co-Obligor” has the meaning specified in Section 2.9 of this Tenth Supplemental Indenture.

“Code” has the meaning specified in Section 2.6 of this Tenth Supplemental Indenture.

“Electronic Means” shall mean the following communications methods: e-mail, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by either Trustee, or another method or system specified by a Trustee as available for use in connection with its services hereunder.

“Excluded Taxes” has the meaning specified in Section 2.6 of this Tenth Supplemental Indenture.

“FATCA” has the meaning specified in Section 2.6 of this Tenth Supplemental Indenture.

“H.15” has the meaning specified in Section 2.5.2 of this Tenth Supplemental Indenture.

“H.15 TCM” has the meaning specified in Section 2.5.2 of this Tenth Supplemental Indenture.

“Instructions” has the meaning specified in Section 3.4 of this Tenth Supplemental Indenture.

“Interest Payment Date” has the meaning specified in Section 2.3 of this Tenth Supplemental Indenture.

“Non-U.S. Co-Obligor” has the meaning specified in Section 2.9 of this Tenth Supplemental Indenture.

“Par Call Date” has the meaning specified in Section 2.5.1 of this Tenth Supplemental Indenture.

“Regular Record Date” has the meaning specified in Section 2.3 of this Tenth Supplemental Indenture.

“Remaining Life” has the meaning specified in Section 2.5.2 of this Tenth Supplemental Indenture.

“Taxes” has the meaning specified in Section 2.6 of this Tenth Supplemental Indenture.

“Treasury Rate” has the meaning specified in Section 2.5.2 of this Tenth Supplemental Indenture.

“Trust Indenture Act” has the meaning specified in Section 3.3 of this Tenth Supplemental Indenture.

1.2	To Be Read with Indenture

This Tenth Supplemental Indenture is a supplemental indenture within the meaning of the Base Indenture, and the Base Indenture and this Tenth Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Base Indenture and this Tenth Supplemental Indenture were contained in one instrument with respect to the Notes.

Article 2
THE NOTES

2.1	Designation

There is hereby authorized to be issued under the Indenture a separate series of Securities designated as “6.200% Senior Notes due 2056” (i.e. the Notes).

2.2	Limit to Aggregate Principal Amount and Further Issuance

The aggregate principal amount of Notes which may be issued under this Tenth Supplemental Indenture will be unlimited. The Notes shall initially be limited to an aggregate principal amount of US$750,000,000.

The Corporation may from time to time, without notice to or the consent of the Holders of any series of Securities issued under the Indenture, create and issue further Securities of the same series as the Notes issued on the date hereof, ranking pari passu with the Notes in all respects and having the same terms as the Notes (except in each case, for the issue date, issue price and, if applicable, the initial Interest Payment Date following the issue date of such further Notes) and so that such further Notes shall be consolidated and form a single series with, and shall have the same terms as to status, redemption or otherwise as, the Notes; provided that such further Notes shall not be issued with the same CUSIP and/or ISIN numbers as the Notes issued on the date hereof unless such further Notes are fungible with the Notes for U.S. federal income tax purposes. Any such further Notes shall rank equally and ratably with the Notes then Outstanding and shall be treated as a single series of Securities for all purposes hereunder and under the Indenture.

2.3	Paying Agent; Place of Payment

The Corporation hereby appoints the U.S. Trustee to act as the initial paying agent for the Notes. The place of payment for the Notes shall be at the address of the U.S. Trustee, currently located at 240 Greenwich Street, Floor 7E, New York, New York 10286 (the “Place of Payment”).

2.4	Interest and Maturity

The Notes shall bear interest from the date of issuance at the rate of 6.200% per annum and shall mature on June 8, 2056.

Interest on the Notes will be payable in equal semi-annual installments in arrears on June 8 and December 8 each year that the Notes are outstanding (each, an “Interest Payment Date”), commencing December 8, 2026 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, to the persons in whose names the Notes are registered at the close of business on the preceding May 24 and November 23, respectively (whether or not a Business Day) preceding the relevant Interest Payment Date (the “Regular Record Date”).

Interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months. For the purposes only of the disclosure required by the Interest Act (Canada), and without affecting the amount of interest payable to any Holder of a Note or the calculation of interest on any Note, the yearly rate of interest to which any rate of interest payable under a Note, which is to be calculated on any basis other than a full calendar year, is equivalent may be determined by multiplying the rate by a fraction, the numerator of which is the number of days in the calendar year in which the period for which interest at such rate is payable and the denominator of which is the number of days comprising such other basis.

Principal of and interest on the Notes shall be payable in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

If any Interest Payment Date, maturity date or redemption date of the Notes falls on a day that is not a Business Day, the required payment of principal, premium, if any, and interest shall be made on the next succeeding Business Day as if made on the date that the payment was due and no interest shall accrue on that payment for such period from and after that Interest Payment Date, maturity date or redemption date, as the case may be, to the date of that payment on the next succeeding Business Day. The term “Business Day” means any day, other than a Saturday or Sunday, which is not a day on which banking institutions in the City of New York are authorized or required by law or executive order to close.

2.5	Optional Redemption

2.5.1            Prior to December 8, 2055 (the “Par Call Date”), the Corporation may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date fixed for redemption of the Notes (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30 day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and

(2)	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest to, but excluding, the redemption date. The Corporation shall pay any interest due on an Interest Payment Date that occurs on or prior to a redemption date to the registered Holders of the Notes as of the close of business on the Regular Record Date immediately preceding that Interest Payment Date.

On or after the Par Call Date, the Corporation may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

2.5.2            “Treasury Rate” means, with respect to any redemption date, the yield determined by the Corporation in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Corporation after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) – H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Corporation shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third Business Day preceding the redemption date H.15 TCM is no longer published, the Corporation shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, the Corporation shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Corporation shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Corporation’s actions and determinations in determining any Redemption Price shall be conclusive and binding for all purposes, absent manifest error.

2.6	Payment of Additional Amounts

All payments made by the Corporation under or with respect to the Notes shall be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless the Corporation is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Corporation is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, the Corporation shall pay as interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder of such Notes or the beneficial owner thereof (including Additional Amounts) after such withholding or deduction shall not be less than the amount such Holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts shall be payable with respect to: (a) any payment made to a Holder of the Notes or beneficial owner who is liable for such Taxes in respect of such Notes (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the Notes, being a person with which the Corporation does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Canadian Tax Act”)), (ii) by reason of such Holder or beneficial owner being a “specified shareholder” of the Corporation or not dealing at arm’s length with a “specified shareholder” of the Corporation (as defined in subsection 18(5) of the Canadian Tax Act), (iii) by reason of such Holder or beneficial owner being an entity in respect of which the Corporation is a “specified entity” for the purposes of the “hybrid mismatch rules” in subsection 18.4(1) of the Canadian Tax Act, (iv) by reason of such holder or beneficial owner being a “reverse hybrid entity” or the payment arising under, or in connection with, a “foreign structured arrangement” (in each case within the meaning of subsection 18.4(1) of the Canadian Tax Act, as proposed to be amended by the draft legislative proposals released on January 29, 2026, as may be further proposed to be amended), (v) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Notes as a non resident or deemed non resident of Canada or any province or territory thereof or therein or agency thereof or therein, or (vi) by reason of such Holder or beneficial owner’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a pre condition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes, in each case, to the extent such Holder or beneficial Holder is legally entitled to such exemption or reduction; (b) any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Taxes; (c) any Notes presented for payment more than 15 days after the date on which such payment or such Notes became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to such Additional Amounts had the Notes been presented on the last day of such 15 day period); (d) any withholding or deduction imposed on a payment to a Holder or beneficial owner pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), any agreements entered into pursuant to current Section 1471(b)(1) of the Code, and any fiscal or regulatory legislation, rules or official guidance, adopted pursuant to any intergovernmental agreement among governmental authorities entered into in connection with the implementation of the foregoing, and including for greater certainty, Part XVIII and Part XIX of the Canadian Tax Act (“FATCA”), or any Taxes or penalties that arise from the Holder or beneficial owner’s failure to properly comply with its obligations with respect to FATCA or the Canada United States Enhanced Tax Information Exchange Agreement Implementation Act; (e) any Taxes which are payable otherwise than by withholding or deduction from any payment made under or with respect to the Notes or (f) any combination of the foregoing clauses (a) to (e); nor shall such Additional Amounts be paid with respect to any payment on any Note to a Holder or beneficial owner who is a fiduciary or partnership or, other than the sole beneficial owner of such Note, to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment (collectively, “Excluded Taxes”). The Corporation shall also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Upon the written request of the Trustee or a Holder of Notes, the Corporation shall furnish, as soon as reasonably practicable, to the Trustee or such Holder of Notes, as applicable, certified copies of tax receipts evidencing such payment by the Corporation. The Corporation shall indemnify and hold harmless each Holder of Notes and any beneficial owner thereof and, upon written request of any such Holder or beneficial owner, reimburse such Holder or beneficial owner for the amount of (i) any such Taxes (other than Excluded Taxes) so levied or imposed and paid by such Holder or beneficial owner as a result of any failure of the Corporation to withhold, deduct or remit to the relevant tax authority, on a timely basis, the full amounts required under applicable law; and (ii) any such Taxes (other than Excluded Taxes) so levied or imposed with respect to any reimbursement under the foregoing clause (i), so that the net amount received by such Holder or beneficial owner after such reimbursement would not be less than the net amount such Holder or beneficial owner would have received if such Taxes (other than Excluded Taxes) on such reimbursement had not been imposed.

Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to the Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

2.7	Redemption for Tax Reasons

In the event that the Corporation has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws, regulations or treaties, which change is announced and becomes effective on or after the date of issuance of the Notes, then the Corporation may at any time at the Corporation’s option redeem the Notes, in whole, but not in part, at a redemption price equal to 100% of their principal amount, plus any interest accrued but not paid to but excluding, the redemption date and any Additional Amounts due and payable on the Notes up to, but excluding, the redemption date.

If the Corporation exercises its option to redeem the Notes pursuant to the preceding paragraph, the Corporation shall deliver to the Trustee an Officers’ Certificate certifying that the Corporation is entitled to redeem the Notes to the effect that the circumstances described above exist.

2.8	Selection and Notice of Redemption

In the case of a partial redemption, selection of the Notes for redemption will be made pro rata, by lot or by such other method as the Trustees deem appropriate.

No Notes of a principal amount of US$2,000 or less shall be redeemed in part. If any Notes are to be redeemed in part only, the notice of redemption that relates to the Notes shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon surrender for cancellation of the original Note. For so long as the Notes are held by DTC (or another depositary) the selection of partially redeemed Notes and the redemption of the Notes shall be conducted in accordance with the policies and procedures of the depositary.

Notice of redemption of the Notes held in the form of definitive certificates will be mailed by first class mail at least 10 days but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notice of redemption of the Notes held in the form of global certificates will be given to DTC in accordance with its applicable procedures (or the procedures of any successor depositary) at least 10 days but not more than 60 days before the respective redemption date. The notice of redemption may be subject to one or more conditions precedent as set forth in such notice. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

Unless the Corporation defaults in payment of the applicable Redemption Price, on and after the applicable Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption.

2.9	Co-Obligors and/or Guarantors

When authorized by a Board Resolution of the Corporation and without the consent of any Holders of the Notes, the Corporation and the Trustees may enter into a supplemental indenture to the Indenture in respect of the Notes (but not with respect to any other series of outstanding Securities), in accordance with the terms of the Indenture, for the purpose of adding one or more subsidiaries of the Corporation as a co-obligor (whether as an additional issuer or a guarantor) (each, a “Co-Obligor”) of the Notes and the Indenture with respect to the Notes; provided that any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States or the District of Columbia, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Bermuda, (5) Barbados or (6) any country that is a member of the European Union. Any such supplemental indenture entered into for the purpose of adding a Co-Obligor formed under any jurisdiction other than one of the permitted United States jurisdictions for the Notes (each, a “Non-U.S. Co-Obligor”) shall include a provision for (i) the payment of Additional Amounts in the form substantially similar to that described in this Tenth Supplemental Indenture above, with such modifications as the Corporation and such Non-U.S. Co-Obligor reasonably determine are customary and appropriate for U.S. and Canadian bondholders to address then-applicable (or potentially applicable future) taxes, duties, levies, imposts, assessments or other governmental charges imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-U.S. Co-Obligor under or with respect to the Notes, including any exceptions thereto as the Corporation and such Non-U.S. Co-Obligor shall reasonably determine would be customary and appropriate for U.S. and Canadian noteholders and (ii) the right of the Corporation or the Co-Obligor to redeem the Notes at 100% of the aggregate principal amount thereof plus accrued interest thereon in the event that additional amounts become payable by a Non-U.S. Co-Obligor in respect of the Notes as a result of any change in law or official position regarding the application or interpretation of any law that is announced or becomes effective after the date of such supplemental indenture. Any such Co-Obligor shall be jointly and severally liable with the Corporation to pay the principal, premium, if any, and interest on the Notes and all other amounts payable by the Corporation under the Indenture in respect of the Notes. The Corporation shall only add a Co-Obligor of the Notes if the Corporation determines that adding a Co-Obligor would (i) not result in a deemed sale or exchange of the Notes by any Holder for U.S. federal income tax purposes under applicable then existing Treasury Regulations promulgated under the Code or a disposition of the Notes by any Holder for Canadian federal income tax purposes and (ii) not adversely affect the interests of the Holders of any outstanding series of Securities under the Indenture in any material respect.

2.10	Mergers, Consolidations, Etc.

With respect to the Notes, Section 801 of the Base Indenture is hereby amended and restated as follows (additions marked in bold italics; deletions in ~~strikethrough italics~~):

“SECTION 801. Corporation May Consolidate, etc., Only on Certain Terms. The Corporation and/or any Co-Obligor shall not amalgamate or consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any other Person, unless:

(1)	the corporation formed by such amalgamation or consolidation or into which the Corporation and/or any Co-Obligor is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Corporation and/or any Co-Obligor substantially as an entirety (if other than the Corporation and/or any Co-Obligor) (A) shall be a corporation, partnership, company or trust organized and validly existing under (i) in the case of the Corporation, the laws of Canada or any province thereof or the United States of America, any state thereof or the District of Columbia, or (ii) in the case of a Co-Obligor, the laws of Canada or any province thereof or the United States of America, any state thereof or the District of Columbia or the laws of the jurisdiction of organization of such Co-Obligor (prior to giving effect to such transaction), and (B) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustees, in form satisfactory to the Trustees, the Corporation’s and/or such Co-Obligor’s (as applicable) obligation for the due and punctual payment of the principal of (and premium, if any, on) and interest on all the Outstanding Securities, all other amounts payable by the Corporation or a Co-Obligor (as applicable) pursuant to this Indenture and the performance and observance of every covenant of this Indenture on the part of the Corporation or the Co-Obligor (as applicable) to be performed or observed;

(2)	immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred or be continuing; and

(3)	the Corporation or the Co-Obligor (as applicable) has delivered to the Trustees an Officers’ Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

This Section shall only apply to a merger or consolidation in which the Corporation or the Co-Obligor (as applicable) is not the surviving corporation and to conveyances, leases and transfers by the Corporation or the Co-Obligor (as applicable) as transferor or lessor.”

2.11	Successors upon Mergers, Consolidations, Etc.

With respect to the Notes, Section 802 of the Base Indenture is hereby amended and restated as follows (additions marked in bold italics; deletions in ~~strikethrough italics~~):

“SECTION 802. Successor Person Substituted. Upon any amalgamation or consolidation by the Corporation and/or any Co-Obligor with or merger by the Corporation and/or any Co-Obligor into any other corporation or any conveyance, transfer or lease of the properties and assets of the Corporation and/or any Co-Obligor substantially as an entirety in accordance with Section 801, the successor Person formed by such amalgamation or consolidation or into which the Corporation and/or any Co-Obligor (as applicable) is merged or the successor Person to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation and/or any Co-Obligor (as applicable) under this Indenture with the same effect as if such successor Person had been named as the Corporation herein, and in the event of any such conveyance or transfer, the Corporation and/or any Co-Obligor (as applicable) (which term, in either case, shall for this purpose mean the Person named as the “Corporation” in the first paragraph of this Indenture or any successor Person which shall theretofore become such in the manner described in Section 801), except in the case of a lease, shall be discharged of all obligations and covenants under this Indenture and the Securities and may be dissolved and liquidated.”

2.12	Events of Default

The Events of Default in respect of the Notes are as set forth in Section 501 of the Base Indenture, except as modified below.

With respect to the Notes, Section 501(5) of the Base Indenture is hereby amended and restated as follows (additions marked in bold italics; deletions in ~~strikethrough italics~~):

“(5) (A) there shall have occurred a default by the Corporation in the payment, at the stated maturity, of any Debt (including a default with respect to Securities of any series other than that series) in an amount in excess of US$100,000,000 ~~10,000,000~~ outstanding under or evidenced by any single indenture or instrument (including this Indenture), whether such Debt now exists or shall hereafter be created, and such default shall have continued after any applicable grace period and shall not have been cured or waived or (B) Debt of the Corporation in an amount in excess of US$100,000,000 ~~10,000,000~~ outstanding under or evidenced by any single indenture or instrument (including this Indenture), whether such Debt now exists or shall hereafter be created, shall have been accelerated or otherwise declared due and payable prior to the stated maturity thereof, and such Debt shall not have been discharged, or such acceleration shall not have been rescinded or annulled, within 10 days after notice thereof shall have been given, by registered or certified mail, to the Corporation by the U.S. Trustee, or to the Corporation and the Trustees by the Holders of at least 25% in aggregate principal amount of ~~all of~~ the ~~Securities~~ Notes at the time Outstanding; or”

2.13	Form

The Notes shall be issuable and transferable in fully registered form, without coupons. The Notes and the certificate of the Trustee endorsed thereon shall be issuable initially as one or more global Securities in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof and shall be substantially in the form set forth in Annex A hereto. The depositary for the Notes in the form of global Securities shall be The Depository Trust Company.

2.14	Holder Redemption; Sinking Funds

The Notes shall not be redeemable at the option of the Holder prior to maturity and shall not be subject to any sinking fund.

Article 3
MISCELLANEOUS

3.1	Effectiveness.

This Tenth Supplemental Indenture shall become effective as of the date first written above, and the Base Indenture shall be amended and supplemented in accordance herewith, and this Tenth Supplemental Indenture shall form a part of the Base Indenture for all purposes with respect to the Notes.

3.2	Base Indenture and Securities Remain in Full Force and Effect.

Except as amended and supplemented by this Tenth Supplemental Indenture with respect to the Notes, all provisions in the Base Indenture and the Securities shall remain in full force and effect.

3.3	Conflict with Trust Indenture Act.

If any provision of this Tenth Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), that is required under the Trust Indenture Act to be part of and govern any provision of this Tenth Supplemental Indenture, the provision of the Trust Indenture Act shall control. If any provision of this Tenth Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Tenth Supplemental Indenture, as the case may be.

3.4	Electronic Means

The Trustees shall have the right to accept and act upon instructions, including funds transfer instructions (“Instructions”) given pursuant to the Indenture and any related financing documents and delivered using Electronic Means; provided, however, that the Corporation, shall provide to the Trustees an incumbency certificate listing officers with the authority to provide such Instructions (“Authorized Officers”) and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by the Corporation whenever a person is to be added or deleted from the listing. If the Corporation elects to give the Trustees Instructions using Electronic Means and a Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Corporation understands and agrees that the Trustees cannot determine the identity of the actual sender of such Instructions and that the Trustees shall conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Trustees have been sent by such Authorized Officer. The Corporation shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustees and that the Corporation and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Corporation. The Trustees shall not be liable for any losses, costs or expenses arising directly or indirectly from either Trustee’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction. The Corporation agrees: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustees, including without limitation the risk of a Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustees and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Corporation; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustees immediately upon learning of any compromise or unauthorized use of the security procedures.

3.5	Severability.

In case any provision in this Tenth Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

3.6	Headings.

The Article and Section headings of this Tenth Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Tenth Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

3.7	Benefits of Tenth Supplemental Indenture, etc.

Nothing in this Tenth Supplemental Indenture or in any Security, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Securities (including the Holders of the Notes), any benefit of any legal or equitable right, remedy or claim under the Indenture, this Tenth Supplemental Indenture or any Security.

3.8	Successors.

All agreements of the Corporation and the Trustees in this Tenth Supplemental Indenture shall bind their successors and permitted assigns.

3.9	Trustees Not Responsible for Recitals.

The recitals contained herein shall be taken as the statements of Corporation and the Trustees assume no responsibility for their correctness. The Trustees shall not be liable or responsible for the validity or sufficiency of this Tenth Supplemental Indenture.

3.10	Rights of the Trustees.

In entering into this Tenth Supplemental Indenture, the Trustees shall be entitled to the benefit of every provision of the Base Indenture relating to the conduct or affecting the liability or affording protection to the Trustees, whether or not elsewhere herein so provided.

3.11	Governing Law; Waiver of Jury Trial.

THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN THIS TENTH SUPPLEMENTAL INDENTURE. This Tenth Supplemental Indenture is subject to the provisions of Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS TENTH SUPPLEMENTAL INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

3.12	Counterpart Originals.

The parties may sign any number of copies of this Tenth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed counterpart signature page by e-mail (PDF) or other electronic signature means shall be effective as delivery of a manually executed counterpart of this Tenth Supplemental Indenture.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Tenth Supplemental Indenture to be duly executed, all as of the date first above written.

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Amy Sherk
	Name:	Amy Sherk
	Title:	Vice President and Chief Financial Officer

By:	/s/ Derek Bulas
	Name:	Derek Bulas
	Title:	Vice President, Chief Legal Officer & Corporate Secretary

THE BANK OF NEW YORK MELLON, as the U.S. Trustee

By:	/s/ William R. Pyeatt Jr.
	Name:	William R. Pyeatt Jr.
	Title:	as Agent

COMPUTERSHARE ADVANTAGE TRUST OF CANADA, as the Canadian Trustee

By:	/s/ Francis Nixon
	Name:	Francis Nixon
	Title:	Manager, Corporate Trust

By:	/s/ Aby Varughese
	Name:	Aby Varughese
	Title:	Vice-President, Client Service Manager

[Signature Page to Tenth Supplemental Indenture]

Annex A

Form of Note

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT AND ANY SUCH CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY, UNLESS AND UNTIL THIS SECURITY IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM.

[Rule 144 Global Notes: THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION OF THIS SECURITY, THE HOLDER: (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT; (2) AGREES THAT IT WILL NOT, PRIOR TO EXPIRATION OF THE HOLDING PERIOD APPLICABLE TO SALES OF THIS SECURITY UNDER RULE 144 UNDER THE SECURITIES ACT (OR ANY SUCCESSOR PROVISION), RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE CORPORATION OR ANY SUBSIDIARY THEREOF, (B) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (D) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT (AND WHICH CONTINUES TO BE EFFECTIVE AT THE TIME OF SUCH TRANSFER) OR (E) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT; AND (3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IF THE PROPOSED TRANSFEREE IS A PURCHASER WHO IS NOT A QUALIFIED INSTITUTIONAL BUYER, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE BANK OF NEW YORK MELLON, AS U.S. TRUSTEE (OR A SUCCESSOR TRUSTEE, AS APPLICABLE), SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS THE CORPORATION MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THIS LEGEND WILL BE REMOVED UPON THE EARLIER OF THE TRANSFER OF THIS SECURITY PURSUANT TO CLAUSE 2(D) ABOVE OR UPON ANY TRANSFER OF THIS SECURITY UNDER RULE 144 UNDER THE SECURITIES ACT (OR ANY SUCCESSOR PROVISION). AS USED IN THIS SECURITY, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.]

[Regulation S Global Notes: THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE OR OTHER SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUISITION OF THIS SECURITY, AGREES THAT, PRIOR TO THE EXPIRATION OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD (AS DEFINED IN REGULATION S (“REGULATION S”) UNDER THE SECURITIES ACT), NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES (AS DEFINED IN REGULATION S) OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON (AS DEFINED IN REGULATION S), EXCEPT TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF THE INDENTURE REFERRED TO HEREIN.

THE FOREGOING LEGEND MAY BE REMOVED FROM THIS SECURITY AFTER 40 DAYS BEGINNING ON AND INCLUDING THE LATER OF (A) THE DATE ON WHICH THE SECURITIES ARE OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) AND (B) THE ORIGINAL ISSUE DATE OF THE SECURITIES.

WITH RESPECT TO ANY SECURITY THAT IS SOLD PURSUANT TO THE ORIGINAL DISTRIBUTION IN CANADA, UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE TO BE INSERTED.]

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Organized under the laws of Canada)

6.200% SENIOR NOTES DUE 2056

US$ ●

No. [R-] [S-]●	CUSIP: [303901 CD2] [C33461 AQ4] ISIN: [US303901CD27] [USC33461AQ46]

Fairfax Financial Holdings Limited, a corporation duly organized and existing under the laws of Canada (herein called the “Corporation”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., as nominee for The Depository Trust Company (“DTC”), or its registered assigns, the principal sum of ● UNITED STATES DOLLARS (US$●) (as may be modified by the Schedule of Increases and Decreases of Global Security attached hereto) on June 8, 2056 at the office or agency of the Corporation maintained for such purpose in The City of New York, and to pay interest semi-annually in arrears, on June 8 and December 8 in each year that the Securities of this series is outstanding (each, an “Interest Payment Date”), commencing December 8, 2026, from the issue date of this Security or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 6.200% per annum, until the principal hereof is paid or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be May 24 or November 23 (whether or not a Business Day), as the case may be, next preceding the relevant Interest Payment Date for the Securities of this series. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such Defaulted Interest may be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustees (as defined below), notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, all as more fully provided in said Indenture.

Interest on this Security will be computed on the basis of a 360-day year of twelve 30-day months. Interest on this Security is subject to any Additional Amounts (as defined in the Tenth Supplemental Indenture (as defined below)) and any Additional Interest (as defined below) that may be payable thereon.

This Security is one of the duly authorized Securities of the Corporation (herein called the “Securities”), issued and to be issued in one or more series under an indenture dated as of December 1, 1993 (the “Original Indenture”), among the Corporation, The Bank of New York Mellon, a corporation duly organized and existing under the laws of the State of New York, as the successor U.S. trustee (herein called the “U.S. Trustee”, which term includes any successor U.S. trustee under the Indenture with respect to the Securities of this series), and Computershare Advantage Trust of Canada, a trust company duly incorporated and existing under the laws of Canada, as the successor Canadian trustee (herein called the “Canadian Trustee”, which term includes any successor Canadian trustee under the Indenture with respect to the Securities of this series, and, collectively with the U.S. Trustee, the “Trustees”) as amended and supplemented by the first supplemental indenture dated as of May 9, 2011 (the “First Supplemental Indenture”) and the third supplemental indenture dated as of February 26, 2021 (the “Third Supplemental Indenture”, and together with the Original Indenture and the First Supplemental Indenture, the “Base Indenture”), and as further amended and supplemented by the tenth supplemental indenture dated as of June 8, 2026 (the “Tenth Supplemental Indenture”, and together with the Base Indenture, the “Indenture”) to which reference is hereby made for a statement of the respective rights, limitations of rights, obligations, duties and immunities thereunder of the Corporation, the Trustees and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the Securities of the series designated as 6.200% Senior Notes due 2056, unlimited in aggregate principal amount. Additional Securities of this series may be issued by the Corporation from time to time.

The Securities of this series are issuable only in registered form without coupons in initial denominations of $2,000.00 and multiples of $1,000.00 in excess thereof.

The Securities of this series will be direct, unsecured obligations of the Corporation and will rank equally and ratably with all of the Corporation’s other unsecured and unsubordinated indebtedness. The Securities of this series will rank among themselves equally and ratably without preference or priority.

The Corporation is subject to certain covenants as described in the Indenture. If an Event of Default with respect to the Securities of this series (as described in Section 2.12 of the Tenth Supplemental Indenture) shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Securities of this series are redeemable at the redemption prices as described in Sections 2.5 and 2.7 of the Tenth Supplemental Indenture and in any applicable supplemental indenture as contemplated in Section 2.9 of the Tenth Supplemental Indenture and as described in such applicable supplemental indenture.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the Place of Payment, the Corporation shall execute, and one of the Trustees shall authenticate and deliver, in the name of the designated transferee, one or more new Securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor.

Modifications and Amendments

The Indenture permits, with certain exceptions as therein provided, the Corporation and the Trustees to enter into supplemental indentures to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders of the Securities under the Indenture with the consent of the Holders of not less than a majority in principal amount of all Outstanding Securities to be affected. The Indenture also permits the Holders of not less than a majority in principal amount of all Outstanding Securities affected, on behalf of the Holders of all such Securities, to waive compliance by the Corporation with certain provisions of the Indenture. In addition, the Holders of not less than a majority in principal amount of the Outstanding Securities of any series, on behalf of the Holders of all of the Securities of such series (or, in some cases, the Holders of not less than a majority in principal amount of all Outstanding Securities, on behalf of the Holders of all such Securities) may waive certain past defaults under the Indenture and their consequences. Any such consent or waiver shall be conclusive and binding upon the Holder of this Security and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security or any such other Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security as herein provided and at the place, rate and respective times, and in the coin or currency, herein and in the Indenture prescribed.

Registration Rights

Holders of the Securities of this series shall have the benefits of a registration rights agreement, dated as of the issue date of such Securities, among the Corporation and BofA Securities, Inc., J.P. Morgan Securities LLC, BMO Capital Markets Corp., and Scotia Capital (USA) Inc., as representatives of the initial purchasers (the “Registration Rights Agreement”), pursuant to which the Corporation has agreed to file a registration statement for an exchange offer (an “Exchange Offer”) of the Securities of this series for new Securities (the “Exchange Securities”), identical in all material respects to this Security, except that the Exchange Securities will be registered under the Securities Act, and the transfer restrictions and registration rights relating to this Security will not apply to the Exchange Securities, or in certain circumstances, a shelf registration statement for the resale of the Securities of this series. In the event of a Registration Default (as defined in the Registration Rights Agreement), additional interest (“Additional Interest”) will accrue on this Security at a rate of 0.25% per annum for the first 90-day period of such Registration Default, increasing by an additional 0.25% per annum for each successive 90-day period of such Registration Default, for maximum Additional Interest of 0.50% per annum.

Upon the completion of the Exchange Offer in accordance with the Registration Rights Agreement, the Corporation shall issue and, upon receipt of a written order of the Corporation in accordance with Section 303 of the Base Indenture, one of the Trustees shall authenticate (i) one or more Exchange Securities in an aggregate principal amount equal to the principal amount of the beneficial interests in the Regulation S Global Security and/or Restricted Global Securities representing Securities of this series accepted for exchange by the Corporation, all as set forth in the written instructions of the Corporation. Concurrently with the issuance of such Exchange Securities, the applicable Trustee shall cause the aggregate principal amount of the Regulation S Global Security and/or Restricted Global Securities representing Securities of this series accepted for exchange by the Corporation to be reduced in accordance with the beneficial interests tendered in the Exchange Offer in accordance with the procedures of DTC (or the procedures of any successor depositary). The Exchange Securities shall not be deemed “Exempted Securities” within the meaning of the Indenture and shall not bear the Securities Act legends provided for in Section 204 of the Base Indenture, and the paragraph above (including any Additional Interest) shall not apply to such Exchange Securities.

In the event the Corporation is required to pay Additional Interest pursuant to any Registration Rights Agreement, the Corporation will provide written notice to the Trustees of the Corporation’s obligation to pay Additional Interest no later than 15 days prior to the next Interest Payment Date, which notice shall set forth the amount of Additional Interest to be paid by the Corporation. Neither of the Trustees shall at any time be under any duty or responsibility to the Corporation, any Holders or any other Person to determine whether such Additional Interest is payable or the amount thereof.

Defined Terms

Unless otherwise defined herein, all terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture. To the extent that any term of this Security conflicts with any term of the Indenture, the term of this Security shall supersede and replace the applicable term of the Indenture with respect to the Securities of this series (but not the Securities of any other series). Each Holder of this Security, by accepting the same, agrees to and shall be bound by the provisions of the Indenture.

Governing Law

This Security shall be governed by and construed in accordance with the laws of the State of New York.

Authentication

Unless the certificate of authentication hereon has been manually executed by or on behalf of either the U.S. Trustee or the Canadian Trustee, this Security shall not be entitled to any benefits under the Indenture or be valid or obligatory for any purpose.

[Signature page follows.]

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed under its corporate seal.

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:
	Name:	Amy Sherk
	Title:	Vice President and Chief Financial Officer

Attest:
Peter Clarke President and Chief Operating Officer

TRUSTEE’S CERTIFICATE OF AUTHENTICATION
(Certificate of Authentication may be
executed by either Trustee)

This is one of the Securities of the series designated herein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON, as U.S. Trustee

By:
Authorized Signature

Dated: ___________, 2026

SCHEDULE OF INCREASES AND DECREASES OF GLOBAL SECURITY

Initial Principal Amount of Global Security: US$●

Date	Amount of Increase in Principal Amount of Global Security	Amount of Decrease in Principal Amount of Global Security	Principal Amount of Global Security After Increase or Decrease	Notation by Security Registrar or Security Custodian